UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Regulated Information

Executive Management Changes

May 2, 2013 – 8.00 a.m. CET

MAURA SMITH JOINING DELHAIZE GROUP AS NEW GENERAL COUNSEL;

MICHAEL WALLER RETIRING AT THE END OF JUNE AS PLANNED

BRUSSELS, BELGIUM, 2 May 2013 — Delhaize Group is pleased to announce the appointment of Ms. Maura Abeln Smith as Executive Vice President, General Counsel and General Secretary for Delhaize Group. Ms. Smith, formerly Executive Vice President, Government Affairs, General Counsel, and Secretary of PepsiCo, will become a member of the Delhaize Group Executive Committee and report directly to Pierre-Olivier Beckers, CEO of Delhaize Group. She will start effective May 2, 2013 and will lead the Group’s legal and government affairs functions, succeeding Michael Waller, who is retiring as scheduled.

“Michael will be missed. His mastery of the law, impeccable integrity, and skill at simplifying complex issues and identifying key strategic points, has made him a trusted advisor to both me and the Delhaize Group Board of Directors,” said Mr. Beckers. “I want to thank him for his significant contributions and wish him well in this next chapter of his life.”

“I am very pleased to have Maura join our Group and our Executive Committee,” said Mr. Beckers, “she brings deep legal and governmental affairs experience, a global perspective, and a wealth of knowledge in business transformation to our Group.”

Ms. Smith brings more than 30 years of corporate legal experience to the Group. Prior to joining PepsiCo, she served International Paper as the company’s Senior Vice President, General Counsel, Secretary and head of Global Government Relations. During her eight-year tenure there she was instrumental in the company’s transformation into a global leader in the packaging and paper industry, helping to redeploy $11 billion of capital through a selective mixture of asset disposition and reinvestment.

She also spent five years at Owens Corning where she served as Senior Vice President, General Counsel and Secretary, and from 2000, she was also appointed Chief Restructuring Officer and a member of the Board of Directors. She advised the CEO and Board in addressing the legal and financial implications of the company’s asbestos litigation, and led the company’s reorganization efforts. Ms. Smith also worked at General Electric, in the GE Plastics Division, where she served as Vice President and General Counsel for nearly seven years. Prior to GE, she was a partner at the international law firm of Baker & McKenzie.

Ms. Smith graduated from Vassar College, in the United States, with a Bachelor of Arts in Economics, earned with highest honors. She was also one of the first women awarded a Rhodes Scholarship to Oxford University, in the United Kingdom, where she earned an M.Phil. in economics. She then earned her J. D. with honors from University of Miami School of Law.

She and her family will be relocating to Brussels.

Mr. Waller has served as Executive Vice President, General Counsel and Secretary for the Company since 2001. During his tenure with Delhaize Group, he built the Group Legal function from scratch into the integrated global function it is today. He will stay on in his capacity as Executive Vice President of the Group through June 30 in order to facilitate a smooth transition for Ms. Smith into her new roles.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in ten countries on three continents. At the end of 2012, Delhaize Group’s sales network consisted of 3 451 stores. In 2012, Delhaize Group posted €22.6 billion ($29.0 billion) in revenues and

€104 million ($134 million) in net profit (Group share). At the end of 2012, Delhaize Group employed approximately 158 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, expected costs savings the closing, conversion and opening of stores, the expected effect of the portfolio optimization, anticipated revenue and net profit growth, strategic options, future strategies and the anticipated benefits of these strategies and operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including operating profit guidance, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: May 3, 2013	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President